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                                                                    Exhibit 23.2


CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the registration statement on Form S-3 of Convergys Corporation filed on or around March 20, 2002 of our report dated June 15, 2001 with respect to the consolidated balance sheets of Geneva Technology Limited and subsidiaries as of December 31, 2000 and May 31, 2000, respectively, and the related consolidated profit and loss account and cash flow statement for the year ended May 31, 2000 and the related consolidated profit and loss account, cash flow statement and statement of total recognized gains and losses for the year ended December 31, 2000 (none of which aforementioned financial statements are separately presented therein).


Yours faithfully


/s/ KPMG

Cambridge, United Kingdom
Chartered Accountants
Registered Auditors


March 20, 2002